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Exhibit 21.1

Subsidiaries of Advanstar Communications, Inc.

Name	State/Country of Incorporation
Advanstar Communications (UK) Ltd.	United Kingdom, under the laws of England and Wales
Advanstar Holdings GmbH	Germany
Applied Business teleCommunications	California
CME2, Inc.	Delaware
Men's Apparel Guild in California Inc.	California
Project Global Tradeshow, Inc.	New York

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Subsidiaries of Advanstar Communications, Inc.